SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
         PURSUANT TO RULES 13d-1(b), (c) AND (d)  AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO. 2)





                            FPB Financial Corp.
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                             (Name of Issuer)



                  Common Stock, Par Value $.01 Per Share
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                      (Title of Class of Securities)



                                302549 10 0
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                              (CUSIP Number)



                            December 31, 2001
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         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

                               Page 1 of 5 Pages


CUSIP NO. 302549 10 0                                        Page 2 of 5 Pages
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1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)
     FPB Financial Corp. Employee Stock Ownership Plan    72-1438784

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [ ]

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Louisiana

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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER
     19,927

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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     VOTING POWER
     6,581

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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     DISPOSITIVE POWER
     19,927

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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER
     6,581

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,508

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.1%

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12.  TYPE OF REPORTING PERSON
     EP

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CUSIP NO. 302549 10 0                                        Page 3 of 5 Pages
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          Item 1(a) Name of Issuer:

                    FPB Financial Corp.

          Item 1(b) Address of Issuer's Principal Executive Offices:

                    300 West Morris Avenue
                    Hammond, Louisiana 70401

          Item 2(a) Name of Person Filing:

                    FPB Financial Corp. Employee Ownership Plan

          Item 2(b) Address of Principal Business Office or, if None, Residence:

                    FPB Financial Corp.
                    300 West Morris Avenue
                    Hammond, Louisiana 70401

          Item 2(c) Citizenship:

                    Louisiana

          Item 2(d) Title of Class of Securities:

                    Common Stock, par value $.01 per share

          Item 2(e) CUSIP Number:

                    302549 10 0

          Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                    (f) [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

          Item 4.   Ownership.

                    (a)  Amount beneficially owned:

                    26,508

                    (b)  Percent of class: 8.1%

CUSIP NO. 302549 10 0                                        Page 4 of 5 Pages
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                    (c) Number of shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote   19,927
                                                                    ------
                    (ii) Shared power to vote or to direct the vote  6,581
                                                                     -----
                    (iii)Sole power to dispose or to direct the disposition of
                         19,927
                         ------
                    (iv) Shared power to dispose or to direct the disposition of
                         6,581
                         -----

                    The FPB Financial Corp. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the FPB Financial Corp. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees and will generally vote unallocated shares held in the ESOP in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP Trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will generally be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2001, 6,581 shares have been or were committed to be allocated to participants' accounts and 19,927 shares were unallocated.

          Item 5.   Ownership of Five Percent or Less of a Class.

                    Not applicable since the reporting entity owns more than 5% of the class.

          Item 6.   Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                    Not applicable.

          Item 8.   Identification and Classification of Members of the Group.

                    Not applicable since the reporting entity is not a member of a group.

          Item 9.   Notice of Dissolution of Group.

                    Not applicable since the reporting entity is not a member of a group.

CUSIP NO. 302549 10 0                                        Page 5 of 5 Pages
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          Item 10.  Certifications.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          FPB FINANCIAL CORP.
                            EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 13, 2002          By: /s/ Fritz W. Anderson, II
                               -------------------------------------
                               Fritz W. Anderson, II,  Trustee



February 13, 2002          By: /s/ Bill W. Bowden
                               -------------------------------------
                               Bill W. Bowden, Trustee



February __, 2002          By:
                               -------------------------------------
                               Andre G. Coudrain, Trustee